Exhibit 2

April 28, 2020

Board of Directors

GCP Applied Technologies Inc.

62 Whittemore Avenue

Cambridge, Massachusetts 02140

Dear Members of the Board:

As you know, 40 North Management LLC and Standard Industries Inc. have been shareholders of GCP Applied Technologies Inc. (“GCP” or the “Company”) for over four years and today collectively we are the single largest shareholder, holding 17.8 million shares, or approximately 24.4% of the outstanding common stock. As long-term shareholders, we have patiently supported the Company since its spin-off from W.R. Grace and Co. in 2016. Despite that patient support, GCP’s Board of Directors has proven itself incapable of making sound strategic and tactical decisions in the best interests of the Company and its stakeholders. It is, therefore, after serious consideration that we write to you to let you know that we are left with no other tenable course of action but to support Starboard Value’s call for an almost complete replacement of GCP’s Board.

Our decision was not taken lightly and is based upon numerous factors that have impaired the business and fundamentally undermined our confidence in GCP’s Board.

Even in strong economic times, GCP’s business and stock performance have been lackluster. Prior to the COVID-19 crisis, despite leading positions in many of its product lines and a buoyant macroeconomic backdrop, GCP’s business failed to grow.

•	GCP has made numerous acquisitions since 2016, but revenues have remained flat.
•	Over the period from 2016 to 2019, GCP (pro forma for the Darex disposal) has trailed its proxy-disclosed peers[1] across fundamental operating metrics such as revenue growth (-1% vs. +23% for peers) and adjusted EBIT growth (-28% vs. +14% for peers). The Company’s underperformance is also reflected in its stock’s total return. From its spin-off through (but not including) the date of Starboard Value’s letter to GCP’s Board[2], GCP has underperformed its proxy-disclosed peers by ~24% and the S&P Small Cap 600 by ~35%. In the four years since its spin-off, the Company has created essentially no value.
•	Since the beginning of 2016, GCP has taken over $100mm in pre-tax charges, which promised to generate an incremental $50mm in EBIT by 2019. However, as noted above, EBIT has actually decreased over the period from 2016 to 2019.

In addition, in every year since the spin-off, management has revised down its annual guidance highlighting a troubling lack of control over the business. This repeated pattern has undermined the credibility of GCP’s management as well as that of its Board.

[1]	Proxy peers as defined by GCP include AWI, CSL, EXP, FOE, FUL, GRA, IIIN, KWR, MLM, MTX, ROCK, RPM, SSD, SUM, USCR, VMC, WMS.

[2]	As of January 10, 2020. Starboard Value delivered its letter to GCP’s Board on January 13, 2020. Based on Bloomberg total return analysis inclusive of dividends reinvested in security.

GCP lacks a coherent strategy. GCP is broadly perceived to be falling behind its competition in terms of product innovation and sales force reach. Further, the GCP Board has not been held accountable for the failure of its 2019 strategic review process and, at this point, the Board appears to have no strategy at all. It is not surprising, then, that the public markets place little faith in the ability of this Board to rectify the situation and put GCP on a course to create value.

•	The Board’s most significant strategic move since GCP became an independent company was to simply put a “For Sale” sign on the Company in a hasty, ill-conceived and poorly managed sale process conducted without the support of its shareholders. As predicted, the public sale process wasted management’s time, undermined the Company’s reputation with customers, unnerved employees and produced nothing but a set of legal bills and an uninspiring promise that GCP would continue on as if nothing had happened.
•	At the same time, GCP has missed out on every significant strategic transaction since 2016, often being outmaneuvered by private equity firms with no synergies or strategic interest. Rather than committing itself to making meaningful strategic investments, GCP has focused on restructuring initiatives. Specialty companies cannot cut their way to long-term growth.
•	Given the importance of scale in GCP’s industry, the Company’s failure to grow organically and the Board’s failure to execute on significant acquisitions have severely impaired GCP’s performance.

Inadequate corporate stewardship. While failing in its duty to oversee management and architect a coherent and effective strategy for the business, the Board has adopted a host of measures to entrench its position and reward failure.

•	While the decision to de-stagger the Board in 2020 is a positive development, it comes years after most well-run companies have eliminated this tool of board entrenchment. Even now, GCP retains archaic corporate governance constructs that impede open and direct feedback from its shareholder base.
•	GCP’s executive compensation practices also illustrate the Board’s disregard for employees’ and shareholders’ interests. During the two most recent years of declining performance, the Board saw fit to actually increase equity compensation for its named executive officers to offset a decline in cash compensation. When faced with a leadership change in 2019, rather than replace Greg Poling as CEO and signal a new direction for the business after years of underperformance, the Board allowed Poling to transition to the role of Executive Chairman (keeping nearly full compensation). This construct of effectively paying for two CEOs continued for five months and only changed as a result of the ensuing shareholder outrage.
•	The poison pill shareholder rights plan that GCP has instituted – which, tellingly, has never been approved by shareholders – provides further evidence of the Board’s entrenched posture and is completely out of step with modern corporate governance best practices.

We believe that, with proper leadership at the Board level, GCP has the opportunity to become a premier global construction products company, providing outstanding service to its customers, growth and opportunities to its employees and returns to its shareholders. As GCP’s largest shareholder, and one that has been with the Company since its inception in 2016, we are focused on helping the Company realize this unfulfilled potential. As a result, we have chosen to support Starboard Value’s call for new Board leadership at the Company.

Regards,

/s/ David J. Millstone	/s/ David S. Winter

David J. Millstone	David S. Winter